UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

	By:	Signed: /s/ Paul A. Guthrie
Date: May 7, 2013		Name:	Paul A. Guthrie
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

	By:	Signed: /s/ Paul A. Guthrie
Date: May 7, 2013		Name:	Paul A. Guthrie
		Title:	Corporate Secretary

For Release Immediate May 7, 2013

Canadian Pacific increases 2013 capital investment program

Targeting enhancements to network in Canada and United States

CALGARY (AB) – Canadian Pacific (TSX: CP) (NYSE: CP) today announced the company will move forward certain capital spending projects originally targeted for 2014 into this year, funded by a higher than anticipated 2013 cash-flow projection. As such, the company will be investing an additional $75 to $100 million into its 2013 capital investment program.

“As our railway continues to transform, we see opportunities to accelerate enhancements to key sections of our North American system,” said Chief Executive Officer, E. Hunter Harrison. “By taking these opportunities now to further improve our operations, we will be better positioned to respond to our customers’ shipping needs.”

The projects are primarily focused on productivity, safety and efficiency, highlighted by the following:

•	Advance track upgrade work on the North Main Line between Winnipeg and Edmonton
•	Upgrades to signaling systems on CP’s main line between Moose Jaw and Chicago, which will improve productivity and increase capacity to meet shipping growth
•	Achieve further expense savings and strengthen the balance sheet by opportunistically acquiring core assets that would otherwise be leased

In December 2012, CP announced 2013 capital spending of up to $1.1 billion.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:
Media	Investment Community
Ed Greenberg	Nadeem Velani
Tel: 612-849-4717	Tel: 403-319-3591
24/7 Media Pager: 855-242-3674
Ed_greenberg@cpr.ca	investor@cpr.ca